UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

IMAX CORPORATION
(Name of Issuer)
Common Shares
(Title of Class of Securities)
45245E109
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45245E109	Page	2	of	6

1	NAMES OF REPORTING PERSONS Bradley J. Wechsler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,208,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		474,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,208,300

WITH:	8	SHARED DISPOSITIVE POWER

		474,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,682,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 45245E109	13G	Page 3 of 6

Item 1.
(a)	Name of Issuer:

IMAX Corporation

(b)	Address of Issuer’s Principal Executive Offices:

2525 Speakman Drive, Mississauga, Ontario, L5K 1B1, Canada

Item 2.
(a)	Name of Person Filing:

Bradley J. Wechsler

(b)	Address of Principal Business Office or, if none, Residence:

110 E 59th Street, Suite 2100, New York, New York, 10022, United States

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Shares

(e)	CUSIP Number:

45245E109

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	o	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	o	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	o	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	o	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	o	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	o	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. 45245E109	13G	Page 4 of 6

(g)	o	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	o	A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	o	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	o	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:

2,682,800

(b)	Percent of class:

6.5%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

2,208,300

(ii)	Shared power to vote or to direct the vote:

474,500

(iii)	Sole power to dispose or to direct the disposition of:

2,208,300

(iv)	Shared power to dispose or to direct the disposition of:

474,500
As of December 31, 2007, the number of Shares set forth in boxes 5 and 9 on the second part of the cover page to this Schedule 13G includes 1,150,000 Shares issuable pursuant to options exercisable within 60 days of December 31, 2007.
Bradley J. Wechsler disclaims beneficial ownership of 474,500 Shares which are reported in this Schedule 13G.

CUSIP No. 45245E109	13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45245E109	13G	Page 6 of 6
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2008

By:	Bradley J. Wechsler
	Name:	Bradley J. Wechsler